Filed Pursuant to Rule 433
Registration Nos. 333-283057
and 333-163855
April 24, 2026

The following information is an updated Notice of Fund Changes relating to the Investment Lineup under the LNL Agents’ 401(k) Savings Plan (the “Plan”). For more information about each of the investment options offered under the Plan (except for the LNC Stock Fund), you should log on to your account at LincolnFinancial.com or contact the Lincoln Customer Contact Center at 800-234-3500.

[LINCOLN FINANCIAL LOGO]	Lincoln Financial
150 N. Radnor Chester Road
Radnor, PA 19087
LincolnFinancial.com

April 24, 2026

IMPORTANT NOTICE

On February 9, 2026 you received a Notice of Fund Changes (“Notice”) regarding fund changes that were to take place on March 11, 2026. We are reissuing that Notice in order to correct the CUSIP number listed under the Income America 2045 Fund. The correct CUSIP number should be 97184T381.

Please disregard and destroy the Notice you received on February 9, 2026 and refer only to the below Notice for accurate information regarding the fund changes that took place on March 11, 2026.

Notice of Fund Changes (“Notice”) for:
LNL Agents’ 401(k) Savings Plan
(the “Plan”)

Dear Plan Participant:
This Notice gives you an overview of upcoming changes to the Plan, the timing of those changes, and the actions you may wish to consider as a result of such changes.
The investment options offered under the Plan are changing as follows:
1.Income America 2045 Fund 5ForLife-L
Effective March 11, 2026, the Income America 2045 Fund 5ForLife-L (“2045 Fund”) will be added to the investment line up under the Plan. The 2045 Fund, designed for those participants whose retirement is more than 20 years away, invests in a diversified portfolio of both passive and actively managed mutual funds, exchange traded funds, other collective investment trusts, stable value products, general account annuity contracts and money market funds. The 2045 Fund will follow a glide path that becomes more conservative over time. Note, for complete details and product disclosures for Income America 5ForLife go to https://visit.lfg.com/DC-IAPPT-BRC001.

New Fund Fund Name	Total annual operating expenses %	Total annual operating expenses $	Net operating expenses %	Net operating expenses $	1-yr return %	5-yr return %	10-yr return %	Since inception return %	Inception date
Income America 2045 Fund 5ForLife-L (97184T381)	0.83%	$8.30	0.83%	$8.30	---	---	---	---	---
Reminder: Although Income America 5ForLife is a target date fund series, it does not replace the State Street Target Retirement Non-Lending Series currently offered under the Plan. In addition, the qualified default investment alternative (“QDIA”) for the Plan will continue to be the State Street Target Retirement Non-Lending Series Fund that most closely matches the year you attain age 65. If you have questions regarding the Plan’s QDIA or would like a copy of the most recent QDIA Notice, please contact the Lincoln Customer Contact Center at 800-234-3500.
Actions to consider
Take a few minutes to review your investment portfolio, including making a determination as to whether the Income America 2045 Fund might be more applicable to your age and situation. Make any changes you feel would be helpful to meet your retirement savings goals. Information about making a change can be found in the section entitled “Questions?” below.

2.    JPMCB Large Cap Growth
Effective March 11, 2026, the JPMCB Large Cap Growth Fund will change from CF-A Class to a newly created CF-E Class. This fund-class change will result in lower fees. Any account balances you have in, or future contributions going to, JPMCB Large Cap Growth Fund CF-A Class as of the close of business on March 11, 2026 will automatically be mapped (or transferred) to JPMCB Large Cap Growth Fund CF-E Class so you do not need to take any action.
For purposes of clarity, the terms “mapped” and “mapping” refer to your future contributions, while “transferred” and “transfer” refer to your existing account balances.
The following fund, currently available as an investment option, will be removed from the fund lineup on the effective date stated above. Any existing assets and/or future contribution investment elections remaining in the fund at that time will automatically be mapped (or transferred) as shown in the following chart. Any contributions or rollovers received on or after March 11, 2026, that are directed to the fund being removed, will be mapped as shown in the chart below.

If you are currently invested in the following fund being removed:		Your balance and investment election will be transferred to the new fund being added:
20261K404	JPMCB Large Cap Growth Fund CF-A Class	20261K701	JPMCB Large Cap Growth Fund CF-E Class
Prior to investing in a collective investment trust option, an investor should consider carefully the investment objectives, risks, and charges and expenses of the offeror of the collective investment trust.

Actions to consider
Take a few minutes to review your investment portfolio. Make any changes you feel are necessary to meet your retirement savings goals. If you don’t want the investment of your existing account or future contributions to be mapped (or transferred) to the JPMCB Large Cap Growth Fund CF-E Class, you may change your investment elections and/or make a reallocation on your own by initiating a transfer prior to 4:00 p.m. ET on March 11, 2026. Note that you cannot choose to keep any investments in, or transfer any investments to, the JPMCB Large Cap Growth Fund CF-A Class. Information about making a change can be found in the section entitled “Questions?” below.
Please be sure to make any changes prior to 4:00 p.m. ET on March 11, 2026 if you do not want the mapping (or transfer) to occur. Of course, you could also wait until after the automatic mapping (or transfer) occurs if you wish to exchange funds or change where your future contributions are invested.

Any transactions requested on March 11, 2026 (such as fund transfers, loans, or distribution transactions) will not be processed while the fund change is being made but will process normally once the fund change is completed. Your account will remain fully invested during the change.

If you are also a participant in any of Lincoln’s non-qualified deferred compensation plans administered by Nolan Financial Group that utilize the same fund options as the Plan, please note that this same fund change will impact the non-qualified plans at the same time.

NEW FUND Fund Name	Total annual operating expenses %	Total annual operating expenses $	Net operating expenses %	Net operating expenses $	1-yr return %	5-yr return %	10-yr return %	Since inception return %	Inception date
JPMCB Large Cap Growth Fund CF-E Class (20261K701)	0.35%	$3.50	0.35%	$3.50	14.07%	---	---	17.37%	11/4/2024

REMOVED FUND Fund Name	Total annual operating expenses %	Total annual operating expenses $	Net operating expenses %	Net operating expenses $	1-yr return %	5-yr return %	10-yr return %	Since inception return %	Inception date
JPMCB Large Cap Growth Fund CF-A Class (20261K404)	0.39%	$3.90	0.39%	$3.90	14.02%	13.09%	---	18.20%	6/22/2018
Average returns provided are representative of performance as of December 31, 2025.

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Questions?
If you have any questions about these changes or would like to change your investment and contribution elections under the Plan, log on to your account at LincolnFinancial.com to complete your transaction online, or call the Lincoln Customer Contact Center at 800-234-3500. Customer Service Representatives are available Monday through Friday, from 8:00 a.m. to 8:00 p.m. ET.

For more information about the Plan, please review the Plan’s Summary Plan Description (SPD) which is available by contacting the Lincoln Customer Contact Center at 800-234-3500.

Note: This Notice supplements the more comprehensive Annual Participant Fee Disclosure Notice (“Fee Disclosure Notice”) you received regarding certain Plan and investment-related information found in the

Comparative Chart Summary contained in the Fee Disclosure Notice. Please keep this supplemental Notice with your Fee Disclosure Notice. A copy of the most recent Fee Disclosure Notice is available by contacting the Lincoln Customer Contact Center at 800-234-3500.

This Notice contains important information about the Plan and should be kept with your Summary Plan Description/Prospectus.

* * * * *

All of the internet website addresses are provided for your convenience. None of the information contained in such websites shall be deemed incorporated by reference in this document.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternately, the issuer will arrange to send you the prospectus if you request it by calling the Lincoln Customer Contact Center at 800-234-3500.

Lincoln Financial is the marketing name for Lincoln National Corporation and its affiliates. Affiliates are separately responsible for their own financial and contractual obligations.
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